VIA EDGAR

July 30, 2014

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	PSP Family of Funds
File Nos. 333-148558 and 811-22164

Ladies and Gentlemen:

At the request of Dominic Minore of the Division of Investment Management, this letter is being submitted on behalf of the PSP Family of Funds (“Registrant”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Minore on June 25, 2014 in connection with the review of Post-Effective Amendment No. 16 to Registrant’s registration statement on Form N-1A, filed electronically on May 22, 2014 (the “Amendment”).

Set forth below is a summary of Mr. Minore’s comments and the Trust’s responses thereto.  In addition, Registrant intends to file a revised amendment to the registration statement, reflecting the revisions described below and other conforming changes (the “Revised Amendment”) on or before the effective date of the registration statement, which is currently August 18, 2014. Registrant notes that all changes described below have been made in both of the prospectuses in the Revised Amendment.

1.         Comment:    Ensure that the name of the Fund, as used throughout the Revised Amendment, is consistently presented as the “PSP Multi-Manager Fund”.

Response:   Registrant has complied with this request.

2.         Comment:    Ensure that information presented in the fee tables and expense examples are consistent with those set forth in Registrant’s Information Statement on Schedule 14C, filed on June 3, 2014.

Response:    Registrant has complied with this request.

3.         Comment:    With respect to Footnote 1 to the fee table on page 1 of the prospectus, confirm that the fees restated are those for which a restatement is consistent with Item 3(d)(iii) of Form N-1A.

Response:    Registrant confirms that the restated fees are consistent with Item 3(d)(iii) of Form N-1A.

4.         Comment:    In footnote 2 of the fee table, add the clause “…for the year that repayment is requested” to the sentence that reads: “Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 3.00% expense limitation.”

Response:    Registrant has complied with this request.

5.         Comment:   Confirm that expenses related to using leverage will be captured in “Other Expenses”, as disclosed in the fee table in the prospectus.

Response:    Expenses related to leverage are captured in “Other Expenses”.

6.         Comment:    On page 2 of the prospectus, under the subheading “Long/Short Equity”, provide a plain English description of both long and short positions.

Response:    Registrant has complied with this request, and has revised that section on page 3 of the Revised Amendment as follows (with new language underlined):

Long/Short Equity: This strategy takes long and short positions in equity securities issued by companies across all market capitalizations, in both the U.S. and non-U.S. markets based on whether the Sub-Adviser believes the securities are likely to increase or decrease in value, respectively. The Fund takes a long position by purchasing a security. The Fund takes a short position by selling a security that it does not own in anticipation of purchasing the same security in the future at a lower price to close the short position.  The equity securities in which this strategy may invest include common stock, convertible securities, preferred stock, partnership interests, options, warrants, depository receipts, real estate investment trusts, (“REITs”), master limited partnerships (“MLPs”) and ETFs. Some Sub-Advisers may focus on certain sectors of the market.

7.         Comment:    On page 3 of the prospectus, in the subheading captioned “Capital Structure Arbitrage”, add the word “going” in front of the word “long”.

Response:    Registrant has complied with this request.

8.         Comment:    On page 5 of the prospectus, separate the risk disclosure captioned “Leverage and Short Sales Risk” (i.e., provide separate risk disclosure related to “Leverage” and one related to “Short Sales”).

Response:    The relevant disclosure has been revised, and now reads as follows on page 6 of the Revised Amendment:

Leverage Risk.  Leverage is the practice of borrowing money to purchase securities.  If the securities decrease in value, the Fund will suffer a greater loss than would have resulted without the use of leverage. In addition, use of leverage can magnify the effects of changes in the value of a securities portfolio and thus make it more volatile.

Short Sale Risk. A short sale is the sale by the Fund of a security that it does not own in anticipation of purchasing the same security in the future at a lower price to close the short position.  A short sale will be successful if the price of the shorted security decreases. However, if the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss. The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction. Therefore, short sales may be subject to greater risks than investments in long positions.

9.         Comment:    The staff notes that Registrant has provided disclosure on page 8 related to the possible use of leverage in its Item 9 disclosure. Please provide this information for the Fund’s Item 4 disclosure.

Response:    Registrant has duplicated this disclosure on page 3.

10.       Comment:    In the information related to portfolio managers on page 7, revise the third column heading to “Manager of the Fund’s Portfolio Since” for the Pulteney Street Capital Management, and “Manager of a Portion of the Fund’s Portfolio Since” for the Sub-Advisers.

Response:    Registrant has complied with this request.

11.       Comment:    In the second paragraph under “Management – Investment Adviser” on page 14, add language to indicate that the Adviser, and not the Fund, is responsible for paying the Sub-Advisers.

Response:    Registrant has complied with this request.

12.        Comment:    Ensure that the financial highlights in the prospectus are formatted and presented in accordance with Item 13 of Form N-1A.

Response:    Registrant has reviewed Item 13 and made formatting revisions to ensure the financial highlights are consistent with Item 13.

13.        Comment:    On page 12 of the SAI, following the second explanatory bullet describing senior securities, add the following clause to the end of such disclosure: “and when consistent with the views set forth in the SEC’s Release No. IC-10666”.

Response:    Registrant has complied with this request.

14.        Comment:   On page 20 of the SAI, describe the nature, if any, of the relationship between Daniel and Sean McCooey.

Response:    Registrant has added disclosure on page 20 to indicate that Daniel and Sean McCooey are brothers.

15.        Comment:    Regarding Item 28(a), describe for the staff what gave rise to the recent amendment to Registrant’s agreement and declaration of trust (the “Trust Instrument”), and whether such amendment required the approval of shareholders under state law or affected the legality of securities opinion issued at the inception of the Fund (the “Opinion”).

Response:    The amendment to the Trust Instrument was with respect to a notice provision related to the submission of matters to be approved by the written consent of shareholders, which amendment could be (and was) approved by Registrant’s board of trustees. The amendment to the Trust Instrument has no bearing on the Opinion.

16.        Comment:   Ensure that fully conformed signatures are presented on the signature page, even with respect to signatures singed under power of attorney.

Response:  Registrant has complied with this request.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Dominic Minore Division of Investment Management Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

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